[redacted]

09059893

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 3/23

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Conservative Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 East Columbia
(No. and Street)

Farmington	MO	63640
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sue Evans (573) 756-8971
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Ristau & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

4339 Butler Hill Road	St. Louis	MO	63128
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 0 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

OATH OR AFFIRMATION

I, Sue Evans, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conservative Financial Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DESIREÉ E BEATY
Notary Public Notary Seal
STATE OF MISSOURI
St Francois County
My Commission Expires Jan 23 2012
Commission # 08477069

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION WITH INDEPENDENT AUDITORS' REPORT

CONSERVATIVE FINANCIAL SERVICES, INC.

Year Ended December 31, 2008

CONSERVATIVE FINANCIAL SERVICES, INC.

Table of Contents

December 31, 2008

* All customer transactions are cleared through another broker-dealer on a fully-disclosed basis. Accordingly, Conservative Financial Services, Inc. qualifies for the exemptive provision of (k)(2)(ii) of Rule 15c3-3.

** None, as all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

4339 Butler Hill Road
St. Louis, Missouri 63128
Phone (314) 845-6050 Fax (314) 845-5902

Independent Auditors' Report

The Board of Directors
Conservative Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Conservative Financial Services, Inc. (the Company) as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Conservative Financial Services, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
January 26, 2009

CONSERVATIVE FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2008

ASSETS

Cash	$ 84,151
Money market fund with clearing organization	125,538
Notes receivable – officer (note 4)	36,000
Commissions receivable	84,497
Premises and equipment, net (note 2)	283,999
Goodwill	1,532,096
Other assets	26,046
Total assets	$ 2,172,327

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$ 60,942
Deferred income taxes payable (note 3)	13,929
Total liabilities	74,871
Commitments and contingencies (note 6)	
Stockholder's equity (note 5):	
Common stock, $1 par value; 250,000 shares authorized, 100,000 shares issued and outstanding	100,000
Additional paid in capital	315,000
Retained earnings	1,682,456
Total stockholder's equity	2,097,456
	$ 2,172,327

See accompanying notes to financial statements.

CONSERVATIVE FINANCIAL SERVICES, INC.

Statement of Income

Year ended December 31, 2008

Revenues:	
Commissions	$ 952,862
Interest income	3,844
Other income	2,400
Total revenues	959,106
Expenses:	
Employee compensation and benefits (note 7)	620,255
Occupancy and equipment (notes 2 and 4)	81,162
Office supplies and postage	42,333
Clearing broker charges and expense	36,516
Advertising	25,599
Subscriptions and services	24,022
Travel and entertainment	17,767
Telecommunications	21,137
Dues and memberships	11,642
Other expenses	32,434
Total expenses	912,867
Net income before taxes	46,239
Income tax expense (note 3)	18,418
Net income	$ 27,821

See accompanying notes to financial statements.

CONSERVATIVE FINANCIAL SERVICES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2008

	Common stock	Additional paid in capital	Retained earnings	Total
Balance at December 31, 2007	$ 100,000	315,000	1,744,635	2,159,635
Net income	–	–	27,821	27,821
Dividends paid	–	–	(90,000)	(90,000)
Balance at December 31, 2008	$ 100,000	315,000	1,682,456	2,097,456

See accompanying notes to financial statements.

CONSERVATIVE FINANCIAL SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 27,821
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	40,272
Deferred income tax expense	3,449
Decrease in commissions receivable	2,165
Decrease in accrued expenses	(20,634)
Other, net	(10,092)
Net cash provided by operating activities	42,981
Cash flows from investing activities:	
Purchases of furniture and equipment	(6,819)
Proceeds from sale of equipment	5,693
Net cash used in investing activities	(1,126)
Cash flows from financing activities – dividends paid	(90,000)
Net decrease in cash and cash equivalents	(48,145)
Cash and cash equivalents at beginning of year	257,834
Cash and cash equivalents at end of year	$ 209,689
Supplemental information - cash paid for Federal and state income taxes	$ 24,215

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Conservative Financial Services, Inc. (the Company), a wholly-owned subsidiary of First State Bancshares, Inc., is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated under the laws of Missouri in 1985. The Company operates as a fully-disclosed introducing broker and does not maintain customer accounts or securities.

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting practices:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commission income and expenses, as well as related clearing expenses, are recorded on a settlement-date basis, which does not differ materially from a trade-date basis.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. When retired or otherwise disposed of, the original cost and accumulated depreciation are removed from the respective accounts and the net difference, less any amount realized from disposition, is reflected in operations.

Depreciation is computed on the straight-line method for financial reporting purposes as follows: building and improvements – seven to 39 years; furniture and fixtures – five to ten years; computer equipment – three years.

Premises and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In such situations, recoverability of assets to be held and used would be measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeded the fair value of the assets, using observable market prices.

Goodwill

The excess of the consideration given in the Company's acquisition by First State Bancshares, Inc. over the fair value of the net assets acquired is recorded as goodwill, an intangible asset in

the Company's balance sheet. Goodwill is the Company's only intangible asset with an indefinite useful life, and the Company is required to test the intangible asset for impairment on an annual basis. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. No impairment write-downs were required in 2008.

Income Taxes

The Company is included in the consolidated Federal and state income tax returns of First State Bancshares, Inc. Applicable income taxes are computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. Penalties and interest assessed by income taxing authorities are included in income tax expense in the year assessed, unless such amounts relate to an uncertain tax position. The Company had no uncertain tax positions at December 31, 2008.

The Company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date.

The most recent examination of First State Bancshares, Inc.'s consolidated Federal income tax returns covered the years ended December 31, 2004, 2003, and 2002. First State Bancshares, Inc. has not had a state income tax examination by the State of Missouri for several years. The consolidated Federal and state income tax returns of First State Bancshares, Inc. are generally subject to examination by the Internal Revenue Service or State of Missouri for three years after they are filed.

Cash and Cash Equivalents

The Company considers the money market fund with its clearing organization to be a cash equivalent.

NOTE 2 - PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 2008 is as follows:

Land	$ 30,213
Building and improvements	375,538
Furniture, fixtures, and equipment	205,562
	611,313
Less accumulated depreciation	(327,314)
	$ 283,999

Depreciation expense charged to operations for the year ended December 31, 2008 was $40,272.

The Company leases certain premises and equipment from its affiliate, First State Community Bank (as described more fully in note 4 below). Total rent expense incurred for the year ended December 31, 2008 was $22,944.

NOTE 3 - INCOME TAXES

The components of income tax expense for the year ended December 31, 2008 are as follows:

Current:	
Federal	$ 11,954
State	3,015
Deferred	3,449
	$ 18,418

A reconciliation of expected income tax expense computed by applying the Federal statutory rate of 34% to income before applicable income taxes for the year ended December 31, 2008 is as follows:

Expected statutory Federal income tax	$ 15,721
State tax, net of related Federal benefit	1,990
Other, net	707
	$ 18,418

The tax effects of temporary differences which give rise to deferred tax liabilities at December 31, 2008 are all the result of premises and equipment, for which depreciation is computed on an accelerated method for tax reporting purposes and on a straight-line method for financial reporting purposes.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has advanced Susan M. Evans, an officer of the Company, an insurance premium loan under a split dollar life insurance arrangement. This is a zero interest loan payable on demand. The officer has executed a collateral assignment agreement that provides that the Company will be reimbursed from the policy value an amount equal to the cumulative premium advances upon the occurrence of specific events. Cumulative advances under this agreement to Ms. Evans totaled $36,000.

The Company occupies space inside certain First State Community Bank locations, another wholly owned subsidiary of First State Bancshares, Inc. Rent is being charged to the Company on these facilities based on a percentage of the commission revenue generated at those facilities. Total rent expense incurred by the Company from First State Community Bank was $22,944 for the year ended December 31, 2008.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $183,805, which was $133,805 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.41 to 1.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Company management is unaware of any legal matters that may have arisen in the normal course of business which could result in any material liability to the Company.

NOTE 7 – EMPLOYEE BENEFITS

The Company participates in a contributory 401(k) profit sharing plan sponsored by First State Bancshares, Inc. with provisions for Company matching contributions. Essentially all employees meeting certain age and service requirements are eligible to participate in the plan. Company matching contributions charged to expense totaled $15,798 in 2008.

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

CONSERVATIVE FINANCIAL SERVICES, INC.

Computation of Net Capital Under Rule
15c3-1 of the Securities and Exchange Commission

December 31, 2008

Net capital:	
Total stockholders' equity	$ 2,097,456
Deductions:	
Nonallowable assets:	
Notes receivable – officer	(36,000)
Commissions receivable	(43,000)
Premises and equipment	(283,999)
Goodwill	(1,532,096)
Other nonallowable assets	(16,045)
Total nonallowable assets	(1,911,140)
Haircuts on money market fund with clearing organization	(2,511)
Net capital	$ 183,805
Aggregate indebtedness:	
Accrued expenses	$ 60,942
Deferred income taxes payable	13,929
Total aggregate indebtedness	$ 74,871
Minimum net capital requirement	$ 50,000
Excess net capital	$ 133,805
Ratio of aggregate indebtedness to net capital	0.41 to 1
Reconciliation with Company's computation of net capital:	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 184,915
Adjustment for interest earned not recorded	(131)
Adjustment to commissions receivable	(979)
Net capital per above	$ 183,805

See accompanying independent auditors' report.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON THE INTERNAL CONTROL STRUCTURE

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

4339 Butler Hill Road
St. Louis, Missouri 63128
Phone (314) 845-6050 Fax (314) 845-5902

Independent Auditors' Supplementary
Report on Internal Control Structure

The Board of Directors
Conservative Financial Services, Inc.:

In planning and performing our audit of the financial statements of Conservative Financial Services, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
January 26, 2009

CONSERVATIVE FINANCIAL SERVICES, INC.

Financial Statements

Year Ended December 31, 2008

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS